UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of July, 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                                                              832 - 13 July 2004


                                  SPIRENT PLC

                  ANDERS GUSTAFSSON APPOINTED CHIEF EXECUTIVE

Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, today announces that Mr Anders Gustafsson has been appointed as Chief Executive with effect from 2 August 2004.


Mr Gustafsson (44) has extensive experience in the telecommunications industry having held executive positions at Tellabs, Inc., a leading US network equipment manufacturer, most recently as Senior Executive Vice President of Global Business Operations. Prior to joining Tellabs in 2000, he spent eight years with Motorola, Inc. in various senior international sales and general management positions.

John Weston, Chairman of Spirent, commented, "Anders has an excellent background in the telecoms industry which is an important focus for the Spirent Group going forward. His substantial experience of international operations, strong organisational capabilities and customer orientation, and sound strategic thinking will be invaluable to Spirent. The Board is delighted to welcome Anders and is looking forward to working with him."


Commenting on his appointment Mr Gustafsson said, "Spirent is a leading-edge company with well established positions in the various markets it serves. I look forward to working with Spirent's management to steer the Company through the next phases of its development and to achieve its full potential for its stakeholders."


Following the retirement of Mr Nicholas Brookes on 30 June 2004, Eric Hutchinson, Finance Director, is the Acting Chief Executive for the interim period until Mr Gustafsson joins the Company.


                                    - ends -


Notes for Editors


1) Mr Gustafsson joined Tellabs, Inc. (market capitalisation approx.
$3.5 billion) in June 2000 as Vice President and General Manager of the Tellabs EMEA sales region. From December 2000 to August 2002 he served as the President of Global Sales and was subsequently appointed Executive Vice President and President of Tellabs International. He was made Senior Executive Vice President
- Global Business Operations in February 2004. Prior to joining Tellabs he spent eight years at Motorola, Inc. in various senior sales and general management positions within the company's mobile infrastructure business in Europe and Asia. Prior to Motorola, Anders worked for two years for Network Equipment Technologies, Inc.


2) Mr Gustafsson is Swedish by nationality and has an MBA from the Harvard Graduate School of Business and an MSc in electrical engineering from Chalmers University of Technology, Sweden. He was also awarded a Fulbright Scholarship and studied at the University of Massachusetts.


Enquiries


John Weston, Chairman                    Spirent plc      +44 (0)1293 767676
Eric Hutchinson, Acting Chief Executive and Finance Director


Investor Relations

Catherine Nash                           Spirent plc      +44 (0)1293 767676

Media

Jon Coles/Rupert Young                   Brunswick       +44 (0)20 7404 5959



About Spirent


Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. Our Network Products business is a developer and manufacturer of innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks marketed under the global brand HellermannTyton. The Systems group comprises PG Drives Technology, which develops power control systems for specialist electrical vehicles in the mobility and industrial markets, and an aerospace business that provides ground-based logistics support software systems for the aviation market. Further information about Spirent plc can be found at www.spirent.com


Spirent Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares (ADS), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.


Spirent and the Spirent logo are trademarks or registered trademarks of Spirent plc. All rights reserved.


This press release may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. These risks include the risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 13 July 2004                         By   ____/s/ Luke Thomas____

                                                    (Signature)*